Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

VIA EDGAR

October 26, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Amy Geddes

Re:	Amendment No. 3 to Registration Statement on Form S-1

Filed October 22, 2020

File No. 333-248940

Dear Ms. Geddes:

Bull Horn Holdings Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 22, 2020 regarding Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed with the Commission on October 22, 2020. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 4 to its Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 3 to Form S-1 filed October 22, 2020

General

1.	Please tell us when you negotiated the terms relating to the potential purchase by institutional investors of up to 9.9% of the units in the offering. Please also clarify the purpose for issuing membership interests in the sponsor in connection with this purchase, as well as whether each institutional investor may purchase up to a maximum of 9.9% of the units in the offering, or whether 9.9% if the cumulative total for all institutional investors. If it is the former, please disclose the total number of institutional investors that have indicated their interest in purchasing in the offering, and the total percent of the offering they will purchase if each purchases 9.9%. Please also file your agreement with the institutional investors, or tell us why you do not believe you are required to do so.

Further to our discussion with the Staff on October 23, 2020, the Staff is advised as follows:

1.	There are a total of six institutional investors (with two of such investors technically managing two accounts each) who are parties to the referenced subscription agreements with the Company’s sponsor. Pursuant to the subscription agreements, the investors will each purchase interests in the Company’s sponsor (and not the Company itself) entitling them to an allocation of anchor investor shares.

Ms. Amy Geddes

October 26, 2020

2.	The Company was separately introduced to each of these investors beginning on or about October 12, 2020 by the Company’s investment bankers, and the Company’s discussions with each investor were undertaken privately and separately.

3.	The Company’s investment bankers have confirmed that all of the investors are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended) with whom such investment bankers have pre-existing relationships.

4.	The subscription agreements provide that each investor has indicated an interest in purchasing up to 9.9% of the units in the public offering, which would (if all of the those indications of interest become confirmed orders) equate to 59.4% of the units being offered by the Company in the offering. As already disclosed in the Registration Statement, the investors have only provided an indication of interest and are not legally bound to purchase units in the offering.

5.	As disclosed in Amendment No. 3 to the Registration Statement, the subscription agreements were entered into “in consideration” of the investors providing an indication of interest in buying units in the offering. This consideration was offered to these investors given their status as potential anchor investors in the Company, which distinguishes them from other investors.

6.	With respect to the issue of filing the subscription as an exhibit to Amendment No. 4, after discussions with the Staff, the Company has elected to file the form of subscription agreement as an exhibit. Together with the disclosures in Amendment No. 4 of the material terms and purpose of the agreements, as well as certain cautionary disclosures related to these matters, we believe that all investors in the offering have access to all material information regarding this matter.

With the foregoing taken into consideration, and in response to the Staff’s comment, we have updated the disclosures on the cover page to the prospectus and on pages 10, 19, 68, 88, 90 and 91 of the prospectus included in Amendment No. 4 to the Registration Statement to more clearly articulate the matters raised by the Staff, including notably the number of investors, the aggregate percentage of units they could possibly purchase in the offering and the risks associated with such purchases if they should occur. The Staff is advised that as the arrangements only relate to indications of interest, and thus the disclosure in the Registration Statement is framed as an “up to” maximum amount of potential anchor investor shares, should any of the investors not confirm their order following effectiveness of the Registration Statement, the Company will modify its disclosure on these matters in the final prospectus for the offering, as well as including final disclosure based on confirmed orders generally.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com, or Lawrence A. Rosenbloom, at lrosenbloom@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Robert Striar

Robert Striar, Chief Executive Officer

Bull Horn Holdings Corp.